SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 15th April, 2004

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation

(Registrant)

Date  April 15, 2004

       s.   Hermann Derbuch

        Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

Twin Mining and Kennecott strike deal on Jackson Inlet

Toronto, Ontario (April 15, 2004) Twin Mining Corporation (“Twin”) (TWG:TSX) is pleased to announce that it has signed a binding letter of intent with Kennecott Canada Exploration, Inc. (“Kennecott”) pursuant to which Kennecott may earn an interest in Twin’s Jackson Inlet Project, located on the Brodeur Peninsular in Nunavut, Canada. The letter of intent sets forth the principal terms to be formalized in an Exploration Agreement with Option to Joint Venture (the “Agreement”) to be settled by the parties.

Summary of Material Terms:

  Kennecott will earn a 56% interest in the property by making exploration expenditures of not less than C$10 Million and completing a representative bulk sample within 4 years after execution of the Agreement. A representative bulk sample is one with a recovery of not less than 200 carats of diamonds greater than 1 mm in all three dimensions from any contiguous kimberlite body. To the extent completion of the representative bulk sample is delayed, Kennecott’s initial earned interest will be subject to a stepped reduction to a minimum of 46% provided the initial earn-in conditions are satisfied within 6 years.

  Kennecott may earn a further interest, to an aggregate of 71%, by solely funding all JV costs and completing a feasibility study within 7 years or a 67% interest if the study is completed within 8 years or a 62% interest if the study is completed after 8 years from the execution date of the Agreement.

  Once Kennecott has completed the feasibility study it can elect to earn a further 4% in the property by funding Twin’s share of development and construction costs and bringing the mine into production within 10 years of the execution date of the Agreement.

  If within 2 years of feasibility, Kennecott has not elected to develop a mine, Twin may present a development proposal and Kennecott will have 60 days to elect to develop a mine in accordance with that proposal, or to transfer management to Twin and dilute to a maximum 49% interest.

  Upon Kennecott earning an interest, the parties will form a joint venture, with the majority interest holder managing the joint venture.

  Each party will have a once-only right to elect to market its share of diamonds, exercisable at the time a decision to commence construction of a mine is made, otherwise all diamonds will be marketed by the manager. In the event Kennecott elects to fund Twin’s share of costs it will market all diamonds produced from the property for 5 years or until Twin has repaid its share of development and construction costs whichever is the later.

  Kennecott will make a C$250,000 private placement in Twin’s shares on signing the Agreement and will thereafter, until it has earned its interest in the property, subscribe to annual private placements of C$250,000 in Twin’s shares at a price per share equal to 130% of the prevailing market price for Twin’s shares at the time of each subscription.

The exploration area contemplated under this agreement consists of 270,644 acres of the northern part (see claim location map on our website www.twinmining.com) of Twin Mining’s Brodeur land position. This property has already yielded more than 50 carats of diamonds which were described by Diamond Trading

N.V. of Antwerp as notable for the “high color and purity grading of the sawable and makeable stones and the absence of boart, rejection, cubes and coated“. Diamond Trading N.V. is a minority shareholder of Twin. Twin’s diamond exploration team discovered in 2003 eight (8) kimberlite targets in the vicinity of Cargo2, a 1.7 km corridor of diamondiferous kimberlite fragments near Cargo1 and 12 kimberlite indicator mineral clusters. These discoveries underpin the diamond prospectivity of Twin’s land position.

Twin Mining is pleased to have Kennecott Canada Exploration, Inc. (an affiliate of Kennecott Exploration Company of Salt Lake City, Utah, a wholly owned subsidiary of Rio Tinto plc of London, UK) as a partner in pursuing the potential of Jackson Inlet for the development of a diamond mine. Twin Mining will benefit from this partnership as Rio Tinto (the world’s largest mining company) has global experience, including the Diavik mine in Canada’s Northwest Territories, in exploring for and mining of diamonds. Kennecott recently discovered three kimberlites with coarse diamond content, near Twin’s Freightrain and Cargo1 pipes.

Joint planning of the 2004 exploration program is in progress and will be announced shortly. Twin Mining is preparing plans for an exploration program of the remaining 986,137 acres on the Brodeur peninsula.

Twin Mining, in addition to exploring its 100% owned Jackson Inlet and TORNGAT diamond projects, is shortly completing a full feasibility study of its 100% owned Atlanta Gold Project in Idaho U.S.A. and is exploring the optioned Abitibi Gold projects in Quebec.

For further information contact:  Hermann Derbuch, P.Eng.,

                 Chairman, President & CEO

                                                     Tel.: (416) 777-0013   Fax: (416) 777-0014

                                                     E-mail: info@twinmining.com